[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

Via Edgar

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

December 24, 2013

Re:	New Residential Investment Corp.
Amendment No. 3 to Registration Statement on Form S-11
Filed November 14, 2013
File No. 333-191300

Dear Mr. Kluck:

On behalf of New Residential Investment Corp. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated December 9, 2013 (the “Comment Letter”), relating to Amendment No. 3 to the Company’s Registration Statement on Form S-11 that was filed on November 14, 2013 (as amended, the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comment in bold and italics below.

Concurrently with the submission of this letter, the Company is filing, via EDGAR, Amendment No. 4 to the Registration Statement on Form S-11 (the “Revised Registration Statement”), reflecting, as appropriate, the responses to the Staff’s comment contained herein. The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

We have supplementally provided a marked copy of the Revised Registration Statement against the November 14, 2013 filing of the Registration Statement to facilitate the Staff’s review.

References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Revised Registration Statement. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Revised Registration Statement.

Mr. Tom Kluck

Securities and Exchange Commission

December 24, 2013

Core Earnings, page 93

1.	We note that you changed your definition of “Core Earnings” in the third quarter of 2013 and that you now exclude incentive compensation paid to your Manager and non-capitalized deal costs from the measure. In your disclosure, you state that “Core Earnings” is a non-GAAP measure of your operating performance excluding realized and unrealized gains or losses on your investments and adjusting the earnings from the consumer loan investments to a level yield basis. In light of this definition, it is unclear why you exclude incentive compensation as well as non-capitalized deal costs as these appear to be operating items. Please explain. Also tell us in more detail what “non-capitalized deal costs” represent and why you do not believe that these are part of your core operations. In addition, please clarify how the “Core Earnings” measure you disclose compares to the measure used to calculate incentive compensation to your Manager and expand your disclosure accordingly. We may have further comment.

The Company respectfully informs the Staff that its Core Earnings is intended to present operating results, net of the expenses necessary to maintain its investments and operations. Given the purpose of this metric, the Company believes that the exclusion of non-capitalized deal costs and incentive compensation paid to the Manager is appropriate because:

•	Non-capitalized deal costs refer only to acquisition costs that do not qualify for capitalization, and they do not include any ongoing deal costs. As a result, the Company does not think it is appropriate to characterize such costs as a type of expense necessary to maintain the Company’s investments. In the Revised Registration Statement, the Company has clarified the meaning of non-capitalized deal costs by changing the term to “non-capitalized deal inception costs.”

•	The portion of incentive compensation attributable to the Company’s operating results, as opposed to its gains and losses, is not determinable. The Company’s incentive compensation structure is based on a percentage of earnings in excess of a threshold return on equity, as defined in the management agreement. Since different types of earnings contribute to the computation of incentive compensation in the same manner, there is no logical method for determining how much incentive compensation is associated with each type of earnings, or which type of earnings (loss) created an excess (deficit) above or below the threshold, as applicable.

The primary differences between Core Earnings and the measure used to calculate incentive compensation relate to (i) realized gains and losses (including impairments) and (ii) non-capitalized deal inception costs. Both are excluded from Core Earnings and included in the incentive compensation measure. Unlike Core Earnings, the incentive compensation measure is intended to reflect all realized results of operations. The Company has expanded its disclosure accordingly on page 106 of the Revised Registration Statement.

* * *

Mr. Tom Kluck

Securities and Exchange Commission

December 24, 2013

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact the undersigned, Richard Aftanas, at (212) 735-4112 or Joseph Coco at (212) 735-3050 or Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Richard Aftanas